UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 1)

NEWEGG COMMERCE, INC.

(Name of Issuer)

Common Stock, US$0.021848 par value per share

(Title of Class of Securities)

G6483G 100

(CUSIP Number)

Zhitao He

Hangzhou Lianluo Interactive Information Technology Co., Ltd.1

18/F, Xintu Tower

451 Wulianwang Street

Binjiang District, Hangzhou

Zhejiang Province 310051, People’s Republic of China

+86-0571-2828-0882

Copies to:

Ruth Jin

Moses & Singer LLP

405 Lexington Avenue

New York, NY 10174-1299

December 20, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

[1]	Formerly known as Hangzhou Liaison Interactive Information Technology Co., Ltd.

1.	Names of Reporting Persons. Hangzhou Lianluo Interactive Information Technology Co., Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 223,419,980 shares (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 223,419,980 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 223,419,980 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 59.52% (2)
14.	Type of Reporting Person (See Instructions) CO

(1)	Includes (i) 473,388 Common Shares held by it directly, (ii) 222,821,592 Common Shares held by Digital Grid, through Hangzhou Lianluo’s 100% ownership of Digital Grid, and (iii) warrants to purchase 125,000 Common Shares at an exercise price of $17.60/share owned by Hangzhou Lianluo that are exercisable within 60 days.

(2)	The above calculations are based on 375,265,888 Common Shares outstanding as of September 30, 2022 as reported in Exhibit 99.2 of the Issuer’s Form 6-K dated November 30, 2022.

1.	Names of Reporting Persons. Digital Grid (Hong Kong) Technology Co., Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Hong Kong, People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 222,821,592 shares
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 222,821,592 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 222,821,592 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 59.38% (3)
14.	Type of Reporting Person (See Instructions) CO

(3)	The above calculations are based on 375,265,888 Common Shares outstanding as of September 30, 2022 as reported in Exhibit 99.2 of the Issuer’s Form 6-K dated November 30, 2022.

1.	Names of Reporting Persons. Hyperfinite Galaxy Holding Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 58,937 shares
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 58,937 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 58,937 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.02% (4)
14.	Type of Reporting Person (See Instructions) CO

(4)	The above calculations are based on 375,265,888 Common Shares outstanding as of September 30, 2022 as reported in Exhibit 99.2 of the Issuer’s Form 6-K dated November 30, 2022.

1.	Names of Reporting Persons. Zhitao He
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 9,346,720 shares
	8.	Shared Voting Power 223,478,917 shares (5)
	9.	Sole Dispositive Power 9,346,720 shares
	10.	Shared Dispositive Power 223,478,917 shares (5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 232,825,637 shares (5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 60.52% (6)
14.	Type of Reporting Person (See Instructions) IN

(5)	Includes (i) 473,388 Common Shares held by Hangzhou Lianluo; (ii) warrants to purchase 125,000 Common Shares at an exercise price of $17.60/share held by Hangzhou Lianluo that are exercisable within 60 days, (iii) 222,821,592 Common Shares held by Digital Grid, (iv) 58,937 Common Shares held by Hyperfinite, and (v) stock options held by Mr. Zhitao He that are exercisable within 60 days for 9,346,720 Common Shares at an exercise price of $0.5478/share.

(6)	The above calculations are based on 375,265,888 Common Shares outstanding as of September 30, 2022 as reported in Exhibit 99.2 of the Issuer’s Form 6-K dated November 30, 2022.

Introduction

This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”), dated December 21, 2022, amends and supplements the statements on Schedule 13D filed on June 1, 2021 (the “Initial Statement”, and together with this Amendment No.1, the “Schedule 13D”) by the Reporting Persons (as defined in the Initial Statement) and relates to the common shares, par value $0.021848 per share (the “Common Shares”), of Newegg Commerce, Inc., a company incorporated with limited liability under the laws of the British Virgin Islands (the “Issuer”). The principal executive office of the Issuer is located at 17560 Rowland Street, City of Industry, CA 91748. The Issuer’s Common Shares are listed on the NASDAQ Capital Market under the symbol “NEGG.” Except as otherwise provided herein, each item of the Initial Statement remains unchanged. Terms used herein but not otherwise defined shall have the meanings set forth in the Initial Statement.

Item 4. Purpose of the Transaction

Item 4 of the Initial Statement is hereby amended and supplemented as follows:

The Reporting Persons acquired the Issuer’s Common Stock reported herein as a result of the Merger.

On May 12, 2021, LLIT held a special shareholder meeting to, among others, approve the Merger and amendment and restatement of its amended and restated memorandum and articles of association (the “Amended M&A”). The Amended M&A was filed with by the Registrar of Corporate Affairs of the British Virgin Islands on May 14, 2021 and became effective on the same date. The Merger became effective as of May 19, 2021. As a result of the Merger, the Common Shares of the Issuer trades on the NASDAQ Capital Market under the stock symbol “NEGG”.

At the effective time of the Merger, each share of the capital stock of Issuer that was issued and outstanding immediately prior to the effective time of the merger was converted into the right to receive 5.8417 common shares of LLIT (the “exchange ratio”), plus the right, if any, to receive cash in lieu of fractional shares of LLIT (the “merger consideration”). The exchange ratio was equal to the Issuer’s per share value divided by LLIT’s per share value. The Issuer’s per share value was equal to $880,000,000 divided by the number of outstanding Issuer’s shares on October 23, 2020. LLIT’s per share value was equal to (i) the volume-weighted average trading price of LLIT’s Class A common shares for the consecutive twenty (20) trading days immediately prior to and including October 16, 2020, as adjusted for a 1 to 8 reverse stock split effective on the date of merger agreement minus (ii) (A) $3,500,000 deposited in the escrow account divided by (B) the number of LLIT’s Class A common shares and Class B common shares issued and outstanding on the date of merger agreement, after giving effect to such reverse stock split.

Reference is made to Item 6 of this filing which is incorporated herein by reference.

Other than those possible dispositions described in Item 6, each of the Reporting Persons has no plans or proposals which would result in any disposition of the Common Shares or acquisition of additional Common Shares, except that, (1) from time to time, Mr. Zhitao He may acquire shares of Common Stock pursuant to equity awards granted to him by the Issuer or, (2) subject to the Pledge referenced in Item 6, the Reporting Persons may dispose of shares of Common Stock through open market transactions pursuant to Rule 144 or Rule 10b5-1 or may gift shares of Common Stock.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Initial Statement is hereby amended and restated in its entirety as follows:

(a)	Mr. Zhitao He beneficially owns 232,825,637 Common Shares of the Issuer, which represents 60.52% of the Issuer’s Common Stock calculated in accordance with Rule 13d-3. This 232,825,637 includes (i) 222,821,592 Common Shares held by Digital Grid (ii) 58,937 Common Shares held by Hyperfinite, (iii) 473,388 Common Shares held by Hangzhou Lianluo and (iv) 125,000 Common Shares issuable upon the exercise of warrants issued to Hangzhou Lianluo that are exercisable within 60 days; and (v) stock options held by Mr. Zhitao He that are exercisable within 60 days for 9,346,720 Common Shares at an exercise price of $0.5478/share.

(b)

Hangzhou Lianluo may be deemed to have shared voting power and shared dispositive power with regard to 223,419,980 shares of Common Stock, which represents 59.52% of the Issuer’s Common Stock calculated in accordance with Rule 13d-3, which consists of (i) 473,888 shares of Common Stock held by it directly, (ii) 222,821,592 Common Shares held by Digital Grid, through Hangzhou Lianluo’s 100% ownership of Digital Grid, and (iii) 125,000 Common Shares upon the exercise of warrants issued to Hangzhou Lianluo that are exercisable within 60 days.

Digital Grid may be deemed to have shared voting power and shared dispositive power with regard to 222,821,592 Common Shares held by it, which represents 59.38% of the Issuer’s Common Stock, due to Hangzhou Lianluo’s 100% ownership of Digital Grid and Mr. Zhitao He’s control of Hangzhou Lianluo.

Hyperfinite may be deemed to have shared voting power and shared dispositive power with regard to 58,937 Common Shares held by it, which represents 0.02% of the Issuer’s Common Stock, due to Mr. Zhitao He’s 100% ownership of Hyperfinite.

Mr. Zhitao He may be deemed to have shared voting power and shared dispositive power with regard to 223,478,917 shares of Common Stock, which includes (i) 473,388 Common Shares held by Hangzhou Lianluo, (ii) 222,821,592 Common Shares held by Digital Grid, (iii) 58,937 Common Shares held by Hyperfinite, and (iv) 125,000 Common Shares upon the exercise of warrants issued to Hangzhou Lianluo that are exercisable within 60 days, through his 100% ownership of Hyperfinite, and his control of Hangzhou Lianluo and Digital Grid. Mr. Zhitao He may be deemed to have sole voting power and sole dispositive power with regards to stock options held by Mr. Zhitao He that are exercisable within 60 days for 9,346,720 Common Shares at an exercise price of $0.5478/share.

(c)	There have been no transactions in the shares of the Issuer’s Common Stock effected by the Reporting Persons during the last 60 days.

(d)	To the best knowledge of the Reporting Persons, none of the Reporting Persons has or knows any other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, and Issuer’s Common Stock beneficially owned by the Reporting Persons.

(e)	Not applicable.

The above calculations are based on 375,265,888 Common Shares outstanding as of September 30, 2022 as reported in Exhibit 99.2 of the Issuer’s Form 6-K dated November 30, 2022.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Initial Statement is hereby amended and restated as follows:

The 222,821,592 Common Shares held by Digital Grid have been pledged (the “Pledge”) by Digital Grid to Bank of China (“BOC”) as collateral to support working capital loans and letters of credit (collectively, “Loans” and the relevant agreements, the “Credit Agreements”) provided by BOC to Digital Grid, Hangzhou Lianluo and certain affiliates (exclusive of the Issuer). The Loans have been guaranteed jointly and severally by Beijing Digital Grid Technology Co., Ltd., a subsidiary of Hangzhou Lianluo, and Mr. Zhitao He. The total amount owed under the Loans is RMB 399,964,013.79 in RMB denominated loans, plus $66,463,774.94 in U.S. dollar loans, plus interest, fees and penalties on such amounts.

In May 2020, BOC filed several lawsuits against Hangzhou Lianluo, Digital Grid, Beijing Digital Grid Technology Co., Ltd. and Mr. Zhitao He in the Hangzhou Intermediate People’s Court in China alleging that the defendants have failed to repay the Loans when due and were in breach of the Credit Agreements. On December 31, 2021, such court entered a judgment in favor of BOC against the defendants, ruling that the defendants must repay BOC certain amounts owed under the Credit Agreements, which judgments were subsequently upheld by the Zhejiang Provincial People’s Court.

The Loan Agreement and Pledge Agreement establishing the terms of the aforementioned Loans and Pledge were previously filed with the Initial Statement as Exhibits 4.1 and 4.2.

On February 10, 2021, Digital Grid, Hangzhou Lianluo and BOC entered into a Supplemental and Novation Agreement to the Pledge Agreement. This agreement provided for the continuation of the Pledge established under the Credit Agreements following the exchange of shares contemplated by the Merger. This agreement also provided for BOC’s consent to the Merger. This agreement was filed as Exhibit 4.3 to the Initial Statement.

On January 26, 2022, a Share Exchange Agreement was entered into amongst BOC, Digital Grid, Hangzhou Lianluo, the Issuer and Newegg Inc. a Delaware corporation, reaffirming the continuation of the Pledge as to the shares of the Issuer received in the Merger. This agreement is being filed herewith as Exhibit 4.4.

On April 22, 2022 the aforementioned parties entered into a Supplemental Agreement which is being filed herewith as Exhibit 4.5. The Supplemental Agreement provided for a mechanism pursuant to which Digital Grid could elect to sell shares of the Issuer subject to the Pledge prior to June 30, 2022, so long as the proceeds from the sale were used to pay down the Loans. However, no sales were made before June 30, 2022 and this agreement is no longer operative by its terms. This agreement was based in part on the anticipated closing of a public offering by the Issuer and a pending registration statement which, upon effectiveness, would allow certain shares of the Issuer under the Pledge to be sold. However, the registration statement which was filed was withdrawn on June 30, 2022.

On July 1, 2022, the Issuer filed a registration statement on Form F-3 (File No. 333-265985) (as amended, “Form F-3 Registration Statement”), providing, inter alia, for the offering of up to 60,000,000 shares of the Issuer owned by Digital Grid to be sold at times and in the manner determined by Digital Grid as permitted by and in accordance with the registration statement. That registration statement was declared effective on October 5, 2022.

On December 20, 2022, the aforementioned parties have entered into an Amended and Restated Supplemental Agreement, which is filed herewith as Exhibit 4.6. This Amended and Restated Supplemental Agreement provides for a mechanism to remove the Pledge and other restrictions on the pledged shares of the Issuer owned by Digital Grid so long as Digital Grid sells the shares prior to November 30, 2023 pursuant to the Form F-3 Registration Statement (and other methods such as Rule 144 or Rule 10b5-1 sales) and the proceeds from such sale will be used to pay down the Loan.

The Reporting Persons have entered into an Amended and Restated Shareholders Agreement with the Issuer and other shareholders of the Issuer, which became effective on May 19, 2021.  The Amended and Restated Shareholder Agreement is included as Exhibit 3 to the Initial Statement. The Amended and Restated Shareholder Agreement provides for various agreements amongst the parties thereto including transfer restrictions, preemptive rights, rights of first refusal on transfers in favor of the Issuer and the other shareholders parties thereto, as well as certain “market stand-off” provisions.

The Amended and Restated Shareholders Agreement was amended by the parties on March 22, 2022 (the “First Amendment”) and was further amended on August 1. 2022 (the “Second Amendment”). Pursuant to these amendments, the first twenty percent (20%) of the Issuer’s common shares held by a Principal Shareholder, which includes the Reporting Persons, is not subject to the Right of First Refusal restrictions provided in Section 1.03(a) of the Shareholder Agreement. The First Amendment is filed herewith as Exhibit 3.1. The Second Amendment is filed herewith as Exhibit 3.2.

Item 7. Material to be Filed as Exhibits.

Exhibit 1	Directors and Executive Officers of the Reporting Persons (incorporated by reference to the Initial Statement filed by the Reporting Persons on June 1, 2021)

Exhibit 2	Agreement and Plan of Merger and Reorganization, dated October 23, 2020, by and among the Issuer, LLIT, and Lightning Delaware Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of LLIT (incorporated by reference to Annex A to the Issuer’s Report on Form F-4/A dated April 12, 2021, filed with the Securities and Exchange Commission on April 12, 2021)

Exhibit 3	Amended and Restated Shareholder Agreement (incorporated by reference to Exhibit 4.3 of the Issuer’s Report on Form F-4/A dated April 1, 2021)

3.1 First Amendment to the Amended and Restated Shareholders Agreement (incorporated by reference to Exhibit 1.1. of the Issuer’s Form 6-K dated April 28, 2022)

3.2 Second Amendment to the Amended and Restated Shareholder Agreement (incorporated by reference to Exhibit 99.3 of the Issuer’s Form 6-K dated September 2, 2022)

Exhibit 4*	Loan and Share Pledge Agreement by and among Digital Grid, Hangzhou Lianluo and Bank of China

4.1 Loan Agreement by and between Digital Grid and Bank of China, dated June 26, 2017 (incorporated by reference to the Initial Statement filed by the Reporting Persons on June 1, 2021)

4.2 Pledge Agreement by and between Digital Grid and Bank of China, dated April 26, 2019 (incorporated by reference to the Initial Statement filed by the Reporting Persons on June 1, 2021)

4.3 Supplemental and Novation Agreement to the Pledge Agreement by and among Digital Grid, Hangzhou Lianluo and Bank of China, dated February 10, 2021 (incorporated by reference to the Initial Statement filed by the Reporting Persons on June 1, 2021)

4.4* Share Exchange Agreement dated January 26, 2022 by and among Digital Grid, Bank of China, Newegg, Inc., the Issuer and Hangzhou Lianluo.

4.5* Supplemental Agreement dated April 22, 2022 by and among Digital Grid, Bank of China, Newegg, Inc., the Issuer and Hangzhou Lianluo.

4.6* Amended and Restated Supplemental Agreement dated December 19, 2022 by and among Digital Grid, Bank of China, Newegg, Inc., the Issuer and Hangzhou Lianluo.

Exhibit 5	Joint Filing Agreement (incorporated by reference to the Initial Statement filed by the Reporting Persons on June 1, 2021)

*	Filed herewith

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 21, 2022

HANGZHOU LIANLUO INTERACTIVE INFORMATION TECHNOLOGY CO., LTD

By:	/s/ Zhitao He
Name:	Zhitao He
Title:	Chairman and CEO

DIGITAL GRID (HONG KONG) TECHNOLOGY CO., LIMITED

By:	/s/ Zhitao He
Name:	Zhitao He
Title:	Chairman and Sole Director

HYPERFINITE GALAXY HOLDING LIMITED

By:	/s/ Zhitao He
Name:	Zhitao He
Title:	Sole Director

ZHITAO HE

By:	/s/ Zhitao He